Special General Shareholders Meeting of Steakholder Foods Ltd.

Date: October 11, 2023
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

<u>Agenda</u>:

	For	Against	Abstain
1. to approve our compensation policy;	☐	☐	☐
	Yes	**No**	
a. Please confirm that you are neither a Controlling Shareholder have any Personal Interest in the approval of resolution 1.	☐	☐	
	For	**Against**	**Abstain**
2. to approve the compensation payable to our current and future directors; and	☐	☐	☐
3. to approve a form of indemnification agreement for our office holders.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here ____________ Please Date Above

________________ Please Sign Here ____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Shareholders Meeting
Steakholder Foods Ltd.
to be held October 11, 2023
For Holders as of September 6, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EDT October 4, 2023.

PROXY TABULATOR FOR
STEAKHOLDER FOODS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Steakholder Foods Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. EDT on October 4, 2023)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **Steakholder Foods Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **September 6, 2023**, at the Company's **Special General Shareholders Meeting to be held on October 11, 2023, at 4:00 p.m. Israel time** at the Company's executive offices at 5 David Fikes St., Rehovot, Israel 7632805.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Steakholder Foods Ltd.
P.O. Box 8016
Cary, NC 27512-9903